SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


"INADEQUATE" REGULATOR PROPOSES UP TO 150% PRICE INCREASE IN STANSTED

 RYANAIR CALLS FOR REGULATOR TO BE DISMISSED AND REPLACED WITH COMPETING LONDON
                                    AIRPORTS

Ryanair, the UK's largest passenger airline, today (Tuesday, 29th April 2008) renewed its call for the dismissal of the CAA's Harry Bush, the regulator who has this morning announced proposals for increases to passenger charges at Stansted of between GBP4.00 and GBP7.00, or up to 150%. This follows a doubling of these charges just last year. This more than doubling of already high passenger charges demonstrates just how ineffective regulation is and Ryanair is calling for the immediate breakup of the BAA airport monopoly in order to replace this "inadequate" regulation with competition.

Ryanair has highlighted the lamentable recent record of the CAA in regulating the Stansted Airport monopoly:

 1. -Stansted's traffic is way ahead of their forecasts and their capital expenditure is significantly behind forecast, yet passenger charges at Stansted have risen, not fallen.

 2. -CAA stood idly by in April 2007 when BAA Stansted doubled passenger charges.

 3. -Despite the so called regulatory cap which limits BAA Stansted's income at 7% of capex this year, thanks to better than expected passenger numbers, and the doubling of prices last April, BAA Stansted will recover approx. 14% of its capital or double that allowable under the cap.

 4. -Instead of depreciating Stansted's assets each year, like most other companies do, CAA allows BAA to increase the value of these assets by inflation, thus double charging passengers.

 5. -CAA failed to intervene over the past two years at Stansted when thousands of passengers were stuck in ridiculously long security and boarder control queues.

The UK Competition Commission's recent interim review on its investigation into BAA's market power found that:

        a) The BAA's monopoly ownership of Edinburgh and Glasgow airports has adversely affected competition;

        b) The BAA's monopoly ownership of Heathrow, Gatwick and Stansted airports has adversely affected competition;

        c) The way the BAA monopoly has conducted its business has adversely affected competition; and

        d) The inadequate regulatory regime operated by the CAA has adversely affected competition.

This regulator has clearly demonstrated that he has no interest in actually protecting the reasonable interests of users but instead persists in his "inadequate" and "light handed" approach to the BAA monopoly. Ryanair has already announced that it will join easyJet's legal challenge of an equally limp wristed approach by the regulator in Gatwick and will likely have to challenge any decision by the CAA in Stansted.

Speaking today, Ryanair's Head of Legal & Regulatory Affairs, Jim Callaghan said:

"Harry Bush has patently failed Stansted users and consumers in recent years. The CAA's record includes:

 a) Doubling of passenger charges in 2007;
 b) Ignoring long security queues at Stansted;
 c) Doing nothing about even longer border control queues;
 d) Ignoring the unanimous opposition of users to BAA's plans to spend GBP4bln. on Stansted G2 when GBP1bln. would suffice; and
 e) This morning's recommendations to allow the BAA monopoly to further increase passenger charges by up to 150% means that passengers continue to suffer from Mr. Bush's incompetence.

The CAA has ignored volumes of evidence from Stansted airlines, the findings of the OFT, DfT and now the CC, all pointing to the conclusion that BAA Stansted is an abusive monopoly. Ryanair has long called for the break-up of the BAA monopoly in London and for the three main airports to compete against each other.

This latest failure by the regulator only makes this solution even more urgent. Ryanair therefore renews its call for this failed regulator to be dismissed and for the Competition Commission to recommend the immediate break-up of the BAA monopoly so that the 3 London airports can be spun out into separate ownership and competition can finally be introduced into the London airports market.

The BAA monopoly isn't working, CAA regulation is "inadequate" and it is time to let competition deliver better services and lower prices for British passengers and visitors."

Ends                                                  Tuesday, 29th April 2008


For further information:

Peter Sherrard - Ryanair              Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1598                Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 April, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director